Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04052864

November 5, 2004

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	11-5-04

Richard M. Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, CO 80202-2642

Re: *The Williams Companies, Inc.*
Exemptive Request regarding Rule 102 of Regulation
TP: 04-107

Dear Mr. Russo:

In your letter dated November 5, 2004, as supplemented by conversations with the staff, you request on behalf of The Williams Companies, Inc. ("Williams"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") to allow Williams to bid for and purchase 6.50% senior notes of Williams (the "Note" or "Notes") while Williams offers the Notes in a remarketing. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

PROCESSED
JAN 10 2005
THOMSON
FINANCIAL

Response:

In January 2002, Williams issued 44,000,000 FELINE PACS in the form of Income PACS. Each Income PACS consists of (1) a purchase contract, which obligates the holder to purchase from Williams on February 16, 2005, at a purchase price of $25, one (1.0000) newly issued share of Williams common stock and (2) a Note with a principal amount of $25. The Note is pledged as collateral with a collateral agent to secure the payment of the purchase price for the common stock upon settlement of the purchase contract on February 16, 2005. The Income PACS are listed on the New York Stock Exchange. The Notes are not listed on any exchange. Prior to the remarketing, there has been no public market for the Notes. The Notes currently are rated "B+" by Standard & Poor's Ratings Services.

The original terms of the Income PACS and Notes provide for a remarketing of Notes on November 10, 2004. Pursuant to these terms, a remarketing agent will sell the participating Notes and use the proceeds of the sale to purchase treasury securities that thereafter will be substituted for the Notes as collateral to secure participating holders' obligations under the related purchase contracts. The purpose of the remarketing is to provide Note holders with a way to satisfy their obligations under the related purchase contracts.

1313907

Williams completed an exchange offer in October 2004 for outstanding Income PACS pursuant to which Williams exchanged one (1.0000) share of its common stock plus $1.47 in cash for each validly tendered and accepted FELINE PACS in the form of an Income PACS. The exchange offer was registered on Form S-4 and a Schedule TO was filed under Rule 13e-4 of the Exchange Act. As a result of the completion of the exchange offer, 33,088,245 Income PACS tendered and accepted by Williams have been retired, reducing the outstanding aggregate principal amount of the Notes by $827,206,125. Williams intends to retire up to approximately $222.8 million aggregate principal amount of the Notes. As another exchange offer is unlikely to result in the tender of such amount of Notes, and as the redemption provisions of the Notes do not apply to Williams at this time, Williams intends to bid for and purchase Notes in the remarketing.

As a consequence of the remarketing of the Notes, Williams will be engaged in a distribution pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of Notes or any reference security by Williams or any affiliated purchaser of Williams are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

Based on the facts presented and representations made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants Williams an exemption from Rule 102 of Regulation M to permit Williams to bid for and purchase Notes in the remarketing while Williams is engaged in a distribution of the Notes in the remarketing. In granting this exemption, we considered the following facts, among others:

- The Notes in the remarketing will have a fixed price, will trade on the basis of their yields and credit ratings, and will be largely fungible with similar securities of other issuers;

- The price of the Notes will be determined by the bids of prospective investors not including Williams;

- The remarketing will be directed to a group of institutional investors in a short period of time;

- Williams will not make any bids for or purchases of Notes or reference securities during the restricted period other than pursuant to the remarketing;

- Williams will bid for and purchase Notes in the remarketing solely for the purpose of retiring the Notes; and

- The terms of the remarketing, Williams' intention to bid for and purchase up to approximately $222.8 million aggregate principal amount of Notes, and Williams' intention to retire the Notes purchased in the remarketing will be fully disclosed in Williams' prospectus supplement and other remarketing materials.

This exemption is subject to the condition that Williams shall retire all Notes purchased in the remarketing.

The foregoing exemption from Rule 102 of Regulation M is based solely on the representations made and the facts presented in your letter, and is strictly limited to the application of these rules to the remarketing as described above. Such remarketing should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Sections 10(b) and 13(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Williams. The Division of Market Regulation expresses no view with respect to any other questions that the remarketing may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the remarketing.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1801 California Street, Suite 4200 Denver, Colorado 80202-2642
(303) 298-5700
www.gibsondunn.com

rrusso@gibsondunn.com

November 5, 2004

Via Overnight Delivery and Facsimile

Direct Dial
(303) 298-5715
Fax No.
(303) 313-2838

Client No.
C 97394-00019

James A. Brigagliano, Esq.
Assistant Director, Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Williams Companies, Inc.*
Request for Relief under Rule 102 of Regulation M

Dear Mr. Brigagliano:

We are writing on behalf of The Williams Companies, Inc. ("Williams") to request relief from Rule 102 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to Williams' activities in connection with the remarketing of outstanding senior notes of Williams.

I. FACTS

The Company

Williams is a natural gas company that primarily finds, produces, gathers, processes and transports natural gas. Williams' operations stretch across the country and serve the Northwest, California, Rocky Mountains, Gulf Coast and Eastern Seaboard markets.

The FELINE PACs

In January 2002, Williams issued and sold an aggregate of 44,000,000 FELINE PACS in the form of Income PACS. Each Income PACS consists of (1) a purchase contract, which obligates the holder to purchase from Williams on February 16, 2005, at a purchase price of $25, one (1.0000) newly issued share of Williams common stock[1] and (2) a 6.50% senior note of Williams, with a principal amount of $25. The note is pledged as collateral with a collateral agent to secure the payment of the purchase price for the common stock upon settlement of the purchase contract on February 16, 2005. The terms of the Income PACS, the purchase contracts, the notes, and related instruments, including the remarketing discussed below, are described in Williams' prospectus supplement dated January 7, 2002 filed pursuant to Rule 424(b)(2) under the Securities Act of 1933 on January 9, 2002. The Income PACS are listed on the New York Stock Exchange.

On October 18, 2004, Williams completed an exchange offer for outstanding Income PACS pursuant to which Williams exchanged one (1.0000) share of its common stock plus $1.47 in cash for each validly tendered and accepted FELINE PACS in the form of an Income PACS. The exchange offer was registered on Form S-4 (Registration No. 333-119077) and a Schedule TO was filed under Rule 13e-4 of the Exchange Act. As a result of the completion of the exchange offer, 33,088,245 Income PACS tendered and accepted by Williams have been retired, reducing the outstanding aggregate principal amount of the notes by $827,206,125.

The Remarketing

The $272,793,875 aggregate principal amount of notes that remain outstanding after the exchange offer are scheduled to be sold pursuant to a remarketing that will close on November 16, 2004 in accordance with their original terms. The collateral agent under the pledge agreement will deliver to the remarketing agent the notes of those holders who are participating in the remarketing. The remarketing agent will use its reasonable efforts to sell such notes, as further described below. The proceeds of the remarketing will be used to purchase treasury securities with a value as described below that thereafter will be substituted for the notes as collateral to secure participating holders' obligations under the related purchase contracts.

Williams has entered into a remarketing agreement with a nationally recognized investment banking firm, as required by the existing documentation, pursuant to which such firm agrees, as remarketing agent, to use its reasonable efforts to sell the notes at a price equal to approximately 100.5%, but not less than 100.0%, of the "remarketing value." The "remarketing value" will be the sum of the values, as of November 10, 2004, of such amount of treasury securities that will pay on or before February 15, 2005 an amount of cash equal to (1) $25 for

[1] The fraction of a share that will be purchased under the purchase contract can be lower if the average trading price of Williams' common stock is higher than $41.25. The last reported sale price of Williams common stock on the New York Stock Exchange on October 15, 2004 was $12.58 per share; therefore, we have assumed that the maximum of one (1.0000) share will be purchased on February 16, 2005.

each of the notes participating in the remarketing and (2) the aggregate amount of interest that is scheduled to be payable on February 16, 2005 on those notes.

The remarketing will be an offering of a nonconvertible debt security. For such a security, there is a relationship between the security's price, expressed as a percentage of par, and its coupon rate. These two parameters together determine the security's yield, the variable on which the security trades – in effect, its "price" – and on which it is "priced" based on demand of investors in the offering. The price, expressed as a percentage of par, of a nonconvertible debt security frequently is fixed in such an offering at 100% of par or at a slight discount or premium thereto. This price, however, does not alone determine the yield. In such an offering, the coupon rate is determined to be a rate such that, at such a price, the two parameters together correspond with the yield demanded by investors in the offering.

In the remarketing process, the price, expressed as a percentage of par, similarly is fixed: it is the percentage that when applied to the aggregate principal amount of notes being remarketed generates sale proceeds equal to approximately 100.5%, but not less than 100.0%, of the remarketing value. Although this price cannot be fixed until November 10, 2004, the remarketing date, potential bidders can estimate this price based on their respective expectations of the yield of treasury securities on the remarketing date. Each potential bidder, other than Williams,[2] will submit a bid comprising the yield required by such bidder, expressed as a spread to a specified treasury security, and the maximum aggregate principal amount of notes that such bidder would be willing to purchase at that yield. The remarketing agent will solicit bids from independent third party bidders, with a view towards identifying the demand for the entire aggregate stated amount of notes being remarketed. The remarketing agent then determines a reset rate, which is analogous to a coupon rate. This reset rate will be the new interest rate on the notes. The reset rate will be the rate corresponding to the yield determined by bidders, other than Williams, in the remarketing, *i.e.*, a rate achieving a yield that, based on the demand of bidders other than Williams, would enable the remarketing agent to sell the total amount of notes being remarketed.[3]

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2 As described below, Williams proposes to retire the notes it purchases in the remarketing and thus the yield of the notes is not relevant to Williams' bid. Accordingly, Williams will submit a bid for a maximum aggregate principal amount of notes at the clearing yield, which is determined based on the bids submitted by other bidders in the remarketing. Viewing yield as the relevant "price" determined by the remarketing, Williams will purchase at the price set by the other bidders in the remarketing.

3 Consistent with the normal practice in the context of an issue of fixed price securities, the remarketing agent will allocate the notes among the bidders at its discretion, taking into account various factors, including without limitation, the maximum amount of notes included in bidders' respective bids, the timing of bidders' respective bids, and other considerations.

Williams understands that the remarketing agent will direct its selling efforts only towards institutional investors. Also, the remarketing agent's selling efforts will continue only for a short time. Before November 4, 2004, the date on which Williams must publicly announce the reset spread as required by the terms of the securities, the remarketing agent's activities in connection with the remarketing will be limited to confirming its role in the remarketing as scheduled to take place on November 10, 2004, and responding to queries regarding the remarketing mechanics as set out in the terms of the securities. The remarketing agent's actual selling efforts will commence as early as November 4, 2004, and will continue no later than November 10, 2004, the remarketing date.

If the remarketing agent is successful in remarketing all of the notes being remarketed at a rate, as determined by it, sufficient to produce approximately 100.5%, but not less than 100.0%, of the remarketing value, then the interest rate on the notes will be reset, on November 10, 2004, at the rate so determined. The remarketed notes will be delivered by the collateral agent for the scheduled delivery to purchasers in the remarketing on November 16, 2004. The only change in the terms of the notes will be the reset of the interest rate.

Williams' Activity

In order to reduce its outstanding debt, Williams proposes to reduce the aggregate principal amount of notes by retiring up to approximately $222.8 million aggregate principal amount of notes. The notes do not provide for their early redemption, other than in circumstances currently not applicable. The remarketing, however, provides an opportunity for Williams to reduce the aggregate principal amount of notes, and hence its overall debt burden, by purchasing notes in the remarketing, the effect of which would be to retire the notes so purchased.[4] This approach has been used by a number of other issuers of similar securities.[5]

In order to comply with the terms of the existing documentation, it is necessary for a remarketing to be conducted in accordance with the terms of the original securities. For example, the remarketing mechanism requires potential purchasers to bid for the Notes being

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[4] Williams believes that it acquired in the October 2004 exchange offer substantially all the Income PACS (and corresponding notes) that it could reasonably expect to acquire through such a voluntary tender or exchange transaction and therefore another tender or exchange offer for the Income PACS (or the corresponding notes) is not likely to be successful. In addition because the remarketing of the notes is required to be completed by November 16, 2004, there is not sufficient time for another tender or exchange offer for the Income PACS.

[5] Examples are Cendant Corporation's remarketing in May 2004 and TXU Corp.'s and Affiliated Managers Group's remarketings in August 2004; however, because the securities involved appear to have been investment grade, Regulation M did not apply. An example where the Staff of the Securities and Exchange Commission granted exemptive relief from Rule 102 of Regulation M where the securities involved were not investment grade is TECO Energy, Inc.'s remarketing in October 2004 (TECO Energy, Inc. (Letter dated October 8, 2004)).

remarketed. Therefore, Williams proposes to submit a bid to purchase up to approximately \$222.8 million aggregate principal amount of the approximately \$272.8 million of notes being remarketed to ensure a market process with participation by other investors.[6]

Williams will disclose in the preliminary prospectus supplement for the remarketing that it will seek to purchase up to approximately \$222.8 million aggregate principal amount of the notes in the remarketing. Williams will participate in the remarketing on the same basis as other bidders and will submit a bid on the basis of purchasing at the yield determined by the other bidders in the remarketing. The reset interest rate as established by the remarketing agent will be the rate necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of notes being remarketed. Accordingly, Williams will not be in a position to control or influence the setting of that rate. Upon Williams' purchase of notes, those notes will be retired, and the remaining notes will continue to be outstanding at the reset interest rate. Williams will not make any bids for or purchases of the notes during the restricted period under Regulation M other than pursuant to the remarketing.

II. <u>Requested Relief and Policy Bases</u>

Rule 102 of Regulation M is an anti-manipulation rule that, subject to certain exceptions, prohibits issuers and selling securityholders engaged in a distribution of securities, and affiliated purchasers of such persons, from bidding for or purchasing, or attempting to induce others to bid for or purchase, such securities, or any reference security, during a restricted period commencing one or five business days, as applicable, before the pricing of the offering and ending when the distribution is completed. Because the notes are not investment grade, absent exemptive relief, Rule 102 could be interpreted to prohibit Williams from participating as a purchaser in the remarketing and thereby prevent Williams from utilizing an effective means to reduce the aggregate principal amount of notes that will be outstanding and related debt service requirements. To avoid this consequence, and because we believe that the policies and purposes underlying Rule 102 would not be furthered by applying Rule 102 in this situation, we hereby request the Securities and Exchange Commission to provide exemptive relief from the application of Regulation M.

Williams believes, and respectfully requests, that the Division of Market Regulation, pursuant to the authority delegated it by the Commission, should grant to Williams an exemption under Rule 102(e) to permit Williams to bid for and purchase up to approximately \$222.8 million aggregate principal amount of notes in the remarketing as described in this letter. Exemption

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[6] If the aggregate principal amount of notes in the remarketing is less than \$272.8 million, the maximum amount for which Williams may bid will be lower to ensure that at least \$50 million aggregate principal amount of notes are purchased by investors other than Williams.

from the prohibitions of Rule 102 in the context of this transaction is, in our view, warranted for the following reasons.

Williams will disclose in the preliminary prospectus supplement for the remarketing that it may seek to purchase up to approximately $222.8 million aggregate principal amount of notes. This disclosure will alert investors that the amount of notes effectively being distributed and that will be outstanding will be reduced by any amount purchased by Williams. Other potential bidders in the remarketing will therefore be informed in advance of Williams' intent to bid for notes and will have the information necessary to structure their bids accordingly. Williams' bid and any final purchase thus will not create an unjustified appearance of trading activity, thereby precluding any manipulative effect.

The offering mechanism for the remarketing of the notes dictates that the purchases by all purchasers, including Williams, be, regardless of Williams' bid, at the same price, expressed as a percentage of par, and interest rate. Moreover, Williams' bid will be to purchase at the yield determined by the other bidders in the remarketing. The price, expressed as a percentage of par, is a known parameter in the remarketing and will be approximately 100.5%, but not less than 100.0%, of the remarketing value. The reset rate will be the interest rate that, as determined by the remarketing agent, is necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of the notes being remarketed at the fixed price. Thus Williams' purchase does not present an opportunity for market manipulation because Williams will not be stabilizing or increasing the price, nor stabilizing or decreasing the reset rate or the yield of the notes being remarketed.

Williams will retire the up to approximately $222.8 million aggregate principal amount of any notes it purchases and will not hold them. Williams therefore will not be able to resell any notes it purchases in the remarketing. Thus, the transaction is the equivalent of the retirement of any portion of the notes purchased by Williams and the distribution only of the balance of the notes in the remarketing, thereby reducing the amount actually distributed. This is not a transaction with the potential for manipulation that Regulation M seeks to prevent.

The notes are fixed price, nonconvertible debt securities. They are traded on the basis of their yields and credit ratings and are largely fungible with similar securities of other issuers. The notes, therefore, are not readily susceptible to price manipulation.

The release adopting Regulation M, explaining the Commission's reasons for not broadening the exception for debt and preferred securities to exclude also high-yield securities, noted: "Rule 102 will have very limited impact on debt securities, except for rare instances where selling efforts continue over a period of time." In the remarketing of the notes, selling efforts will continue only for a short period of time. In addition, selling efforts in the remarketing will be directed only toward institutional investors and it is expected that the final purchases will be confined to a limited number of such institutional investors. Thus, the rationale for applying Regulation M to a securities distribution should not apply to Williams' participation in the remarketing of the notes.[7]

Williams believes that the relief it requests in this letter is consistent with the fact pattern described by the Division of Market Regulation in granting relief to TECO Energy, Inc. (Letter dated October 8, 2004). In particular, we note that:

- the notes in the remarketing will have a fixed price, will trade on the basis of their yields and credit ratings, and will be largely fungible with similar securities of other issuers;
- the price of the notes will be determined by the bids of prospective investors not including Williams;
- the remarketing will be directed to a group of institutional investors in a short period of time;
- Williams will not make any bids for or purchases of the notes or any reference security during the restricted period other than pursuant to the remarketing;
- Williams will bid for and purchase notes in the remarketing solely for the purpose of retiring the notes; and
- the terms of the remarketing, Williams' intention to bid for and purchase up to approximately $222.8 million aggregate principal amount of notes, and Williams' intention to retire the notes purchased in the remarketing will be fully disclosed in Williams' prospectus supplement and other remarketing materials.

For the foregoing reasons, we respectfully request that the Division of Market Regulation pursuant to the authority delegated to it by the Commission, grant Williams an exemption for the prohibition of Rule 102 of Regulation M for Williams' participation in the remarketing of the notes as described in this letter.

* * *

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[7] Although the remarketing of the notes is expected to be confined to institutional investors, the remarketing is proposed to be conducted as a registered offering using a prospectus supplement to the base prospectus included in the Registration Statement on Form S-3 (Registration No. 333-73326) pursuant to which the Income PACS were offered and sold in 2002, and not as a Rule 144A offering. Therefore, the exemption under Regulation M for Rule 144A offerings would not be available.

Please call me at (303) 298-5715 with any questions you may have concerning this request.

Sincerely,

Richard M. Russo
of GIBSON, DUNN & CRUTCHER LLP

RMR/smd

cc: James J. Bender
Brian J. Lane
Robert R. Stark, Jr.

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